EXHIBIT 95.1

MINE SAFETY DISCLOSURE

Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) and Item 104 of Regulation S-K require certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate coal or other mines regulated under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). The following disclosures are provided pursuant to the Act and Item 104 of Regulation S-K; provided, however, that such disclosure is not intended as an admission by us that we are subject to the provisions of the Mine Act and, provided, further, that we reserve the right to challenge the applicability of the Mine Act and the jurisdiction of the U.S. Department of Labor’s Mine Safety and Health Administration (“MSHA”) with respect to our activities. The following disclosures are reported for the quarter ended March 31, 2016 for our subsidiaries and us.

Project	Section 104 S&S Citations (#) (1)	Section 104(b) Orders (#) (2)	Section 104(d) Citations and Orders (#) (3)	Section 110(b)(2) Violations (#) (4)	Section 107(a) Orders (#) (5)	Total Dollar Value of MSHA Assessments Proposed ($)	Total Number of Mining Related Fatalities (#)	Received Notice of Pattern of Violations Under Section 104(e) (yes/no) (6)	Received Notice of Potential to Have Pattern Under Section 104(e) (yes/no)	Legal Actions Pending as of Last Day of Period (#) (7)	Legal Actions Initiated During Period (#) (7)	Legal Actions Resolved During Period (#) (7)
Clarkdale Slag Project	0	0	0	0	0	0	0	No	No	0	0	0

(1)	Mine Act section 104(a) citations are for alleged violations of mandatory health or safety standards, rules, orders or regulations.

(2)	Mine Act section 104(b) orders are for alleged failures to totally abate a citation within the period of time specified in the citation.

(3)	Mine Act section 104(d) citations and orders are for alleged violations of mandatory health or safety standards where such violation is caused by an unwarrantable failure on the part of the operator to comply with such standards.

(4)	Mine Act section 110(b)(2) violations are for “flagrant” violations of mandatory health or safety standards, i.e. a reckless or repeated failure to make reasonable efforts to eliminate a known violation of a mandatory safety or health standard that substantially and proximately caused, or reasonably could have been expected to cause, death or serious bodily injury.

(5)	Mine Act section 107(a) orders are for alleged conditions or practices which could reasonably be expected to cause death or serious physical harm before such condition or practice can be abated and result in orders of immediate withdrawal from the area of the mine affected by the condition.

(6)	Mine Act section 104(e) violations and notices are for when an operator is alleged to have a pattern or potential to have a pattern of violations of mandatory health or safety standards.

(7)	Legal actions before the Federal Mine Safety and Health Review Commission involving a coal or other mine owned and operated by our subsidiaries or us.